NO ACT

PE
1-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005763

February 18, 2011

James J. Theisen, Jr.
Associate General Counsel and Assistant Secretary
Union Pacific Corporation
1400 Douglas St.
Omaha, NE 68179

Received SEC

FEB 18 2011

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-18-2011

Re: Union Pacific Corporation
Incoming letter dated January 7, 2011

Dear Mr. Theisen:

This is in response to your letter dated January 7, 2011 concerning the shareholder proposal submitted to Union Pacific by John Chevedden. We also have received letters from the proponent dated January 13, 2011 and January 24, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated January 7, 2011

The proposal relates to the chairman of the board.

We are unable to concur in your view that Union Pacific may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Union Pacific may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Union Pacific Corporation (UNP)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This responds further to the January 7, 2011 company request to avoid this established rule 14a-8 proposal.

The company was unsuccessful in its 2010 no action request, *Union Pacific Corporation* (March 26, 2010) with the decision attached. Also attached are the 2010 and 2011 Ram Trust Services broker letters.

The company letter presents the same empty argument about the word "record holder" that was rejected in *The Hain Celestial Group, Inc.* (October 1, 2008) no action decision, in the Apache vs. Chevedden lawsuit, and in subsequent no-action decisions, especially *News Corporation* (July 27, 2010).

In *The Hain Celestial Group, Inc.* (October 1, 2008), the Staff determined that a verification letter can come from an "introducing broker". In the United States, investors can hold stocks thorough banks as well as brokers, and there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. As a state chartered non-depository trust, Ram Trust is a bank. The stock securities for this proposal are held in an account with Ram Trust. Ram Trust is the introducing securities intermediary and not a mere investment advisor. The Ram Trust verification letter made this clear.

The company provided no evidence that Ram Trust Services requires all clients to pay for and receive all its services. The company provided no evidence that Ram Trust Services requires all clients to pay for and receive investment advice.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
Jim Theisen <jjtheisen@up.com>

March 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated March 16, 2010

The proposal relates to simple majority voting.

We are unable to concur in your view that Union Pacific may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Union Pacific may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Union Pacific did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Gregory S. Belliston
Special Counsel

RAM TRUST SERVICES

December 4, 2009

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John Chevedden has continuously held no less than 75 shares of the following security since November 24, 2008:

- Union Pacific Corp (UNP)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,

Meghan M. Page
Assistant Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

RAM TRUST SERVICES

November 30, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 75 shares of Union Pacific Corp. (UNP) common stock, CUSIP #907818108, since at least November 24, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Union Pacific Corporation (UNP)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds to the January 7, 2011 request to block this rule 14a-8 proposal.

The company was unsuccessful in its 2010 no action request, *Union Pacific Corporation* (March 26, 2010) with the decision attached. Also attached are the 2010 and 2011 Ram Trust Services broker letters.

Ram Trust Services issues my statements, executes my buy orders and has never given me investment advice.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
Jim Theisen <jjtheisen@up.com>

March 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated March 16, 2010

The proposal relates to simple majority voting.

We are unable to concur in your view that Union Pacific may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Union Pacific may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Union Pacific did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Gregory S. Belliston
Special Counsel

RAM TRUST SERVICES

December 4, 2009

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John Chevedden has continuously held no less than 75 shares of the following security since November 24, 2008:

- Union Pacific Corp (UNP)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,

Meghan M. Page
Assistant Portfolio Manager

RAM TRUST SERVICES

November 30, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 75 shares of Union Pacific Corp. (UNP) common stock, CUSIP #907818108, since at least November 24, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

[UNP: Rule 14a-8 Proposal, November 30, 2010]

3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen or sooner.

This proposal brings to shareholder attention another important issue of corporate governance. Shareholders will vote on a 2011 management proposal to eliminate all our supermajority voting standards as a result of our 83%-support for a 2010 shareholder proposal on the supermajority topic.

The merit of this Independent Board Chairman proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm rated our company "High Concern" in Executive Pay with $15 million for our CEO James Young. CEO pay was only 54% incentive based.

Bonus awards for each named executive officer were determined by discretion. Approximately 40% of target long-term incentives were in performance units that were earned based on return on invested capital over a three-year period.

Additionally, the $4 million in pension increases and deferred pay for CEO James Young was more than his total annual pay and was twice as much as the combined salaries of our other named executive officers. Combined with annual grants of market-priced stock options and high levels of potential golden-parachutes, executive pay practices were not aligned with shareholder interest.

Thomas Donohue attracted our highest negative votes and was a CEO allowed on our Executive Pay Committee. Mr. Donohue also served on our Nomination Committee. Steven Rogel attracted our second highest negative votes and was still allowed to be our Lead Director and hold two seats on our most important board committees. Judith Hope had our highest tenure of 22-years and was still allowed to chair our Audit committee. As tenure increases independence declines.

Erroll Davis was marked a "Flagged (Problem) Director" by The Corporate Library due to his General Motors directorship as GM went bankrupt. Yet Mr. Davis was still allowed to hold 2 seats on our most important board committees.

Our board was the only major corporate directorship for three of our directors. And these directors were assigned 5 of the 16 seats on our most important board committees. This could indicate a significant lack of current transferable director experience for these directors.

Please encourage our board to respond positively to this proposal to improve our corporate governance: **Independent Board Chairman – Yes on 3.***



January 7, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Union Pacific Corporation*
Shareholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Union Pacific Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated November 30, 2010, which the Company received via e-mail on December 1, 2010. The Proposal was accompanied by a letter from Ram Trust Services ("Ram Trust"), also dated November 30, 2010 (the "Ram Trust Letter"). The Ram Trust Letter identifies Ram Trust as a "Maine chartered non-depository trust company" and states that the Proponent holds shares of Company stock "through" Ram Trust, and that Ram Trust "in turn hold[s] those shares through The Northern Trust Company." Copies of the Proposal, which relates to an independent board chairman, and the Ram Trust Letter are attached hereto as Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Company determined that the Ram Trust Letter did not constitute sufficient proof of ownership as required by Rule 14a-8(b).

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. The Company sent the Proponent a letter via e-mail on December 14, 2010, which was within 14 calendar days of the Company's receipt of the Proposal (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In the Deficiency Notice, the Company informed the Proponent of the requirements of Rule 14a-8 and explained how he could cure the procedural deficiencies. The Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

In addition, the Deficiency Notice specifically explained why the Ram Trust Letter was insufficient proof of ownership under Rule 14a-8(b):

> Rule 14a-8(b) requires a proof of ownership letter to be submitted by the record holder of your shares, usually a broker or a bank. We do not believe that the Ram Trust Services letter satisfies this requirement because Ram Trust Services is not the record holder of your shares and is neither a broker nor a bank. Likewise, although we are familiar with the SEC staff's view that a letter from an introducing broker may satisfy Rule 14a-8(b), the documentation you provided does not indicate that Ram Trust Services is an introducing broker. Instead, the Ram Trust Services letter states only that Ram Trust Services is a "Maine chartered non-depository trust company."

In response to the Deficiency Notice, the Proponent did not provide any additional documentation or information from Ram Trust, but instead on December 27, 2010, sent the Company an e-mail in which the Proponent stated that Ram Trust is the Proponent's "introducing securities intermediary" (the "Proponent's Response"). A copy of the Proponent's Response is attached hereto as Exhibit C. As of the date of this letter, the Company has not received any other response from the Proponent.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Substantiate His Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). The first and most common means for shareholders to satisfy this responsibility "is to submit to the company a written statement from the "record" holder of [the shareholder's] securities (usually a broker or bank) verifying" that the shareholder has continuously held the requisite amount of securities for at least one year.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide satisfactory evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. As described above, the Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice. Moreover, the Deficiency Notice specifically explained to the Proponent the basis for the Company's determination that the Ram Trust Letter was insufficient proof of ownership, and stated the type of information needed to satisfy the eligibility requirements under Rule 14a-8(b).

The Ram Trust Letter does not satisfy Rule 14a-8(b)(2), which requires that a proof of ownership letter be submitted by the "record" holder of a proponent's shares. Ram Trust does not state that it is the holder of shares on behalf of the Proponent and in fact asserts that the shares are held by The Northern Trust Company. Thus, Ram Trust is not in a position to verify that the purported shareholder satisfies the minimum ownership requirements of Rule 14a-8. Notably, in the past when Ram Trust has submitted shareholder proposals on behalf of its clients, it furnishes a letter from Northern Trust Company as record holder demonstrating proof of ownership of the client's shares. *See, e.g., Caterpillar Inc.* (avail. Mar. 31, 2010); *Time Warner Inc.* (avail. Jan. 26, 2010); *Exxon Mobil Corp. (Ram Trust & Connecticut Retirement Plans and Trust Funds)* (avail. Mar. 23, 2009). However, the Proponent and Ram Trust did not follow that procedure here and failed to provide a statement by any "record" holder of the Proponent's shares, notwithstanding the Proponent's receipt of the Deficiency Notice.

The Ram Trust website states that it is an "investment manager" and "a state-chartered non-depository trust company" that "develop[s] an individualized investment strategy and comprehensive package of financial services tailored to each client's specific needs." On its website, Ram Trust further identifies itself as "investment advisors who invest in tandem with our clients." The Ram Trust website also states that it provides the following services: "Trustee & Fiduciary Services, Individual Retirement Plan Trustee Services, Estate Planning, Bill Payment, Personal Banking Services, Mortgage Application Assistance, Insurance Assistance, Custody Services" as well as "income tax planning and tax return preparation." While the Ram Trust website states that clients can use the services of an affiliated broker-dealer, Atlantic Financial Services of Maine, Inc, to effect securities transactions, neither the Proponent nor Ram Trust have provided evidence of any involvement of that entity with any securities that may be owned by the Proponent, and the Ram Trust Letter refers to an unrelated entity, Northern Trust Company.[1]

Based on this publicly available information, Ram Trust's business appears akin, at most, to that of an "investment adviser," and nothing like that of a "broker" or a "dealer" or an "introducing broker" that "effects transactions." The Staff has for many years concurred that documentary support from investment advisers or other parties who are not the record holder of a company's securities is insufficient to prove a shareholder proponent's beneficial ownership of such securities. For example, in SLB 14 at Section C.1.c.1, the Staff specifically stated that a letter from a proponent's investment adviser is not sufficient for purposes of demonstrating proof of ownership under Rule 14a-8(b) where the adviser is not also the record holder of the proponent's shares:

> Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

---

[1] See Exhibit E for screenshots of Ram Trust's website.

See, e.g., Clear Channel Communications (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder). In *AMR Corp.* (avail. Mar. 15, 2004), the proponent submitted documentary support from a financial services representative for an investment company that was not a record holder of the proponent's AMR securities. In response, the Staff noted that "[w]hile it appears that the proponent provided some indication that she owned shares, it appears that she has not provided a statement from the record-holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal." Similarly, in *General Motors Corp.* (avail. Apr. 3, 2002), a proponent submitted documentation from a financial consultant, and the Staff granted no-action relief under Rule 14a-8(b) noting that "the proponent appears to have failed to supply, within 14 days of receipt of General Motors's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." Moreover, a Federal court recently found that an ownership letter very similar to the letter from Ram Trust that the Company received from the Proponent did not satisfy the ownership requirement of Rule 14a-8(b). *Apache Corp. v. Chevedden*, No. H-10-0076 (S.D. Tex. Mar. 10, 2010). Accordingly, consistent with the precedent cited above, Ram Trust cannot provide proof of ownership in accordance with Rule 14a-8(b) because it is not a "record" holder of Company shares.

We are aware that the Staff recently has taken the position that proof of ownership from an introducing broker is sufficient for purposes of Rule 14a-8(b)(2). Specifically, in *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008), the Staff determined that "a written statement from an introducing broker-dealer constitutes a written statement from the 'record' holder of securities, as that term is used in rule 14a-8(b)(2)(i)." However, the Ram Trust Letter does not state that Ram Trust is an introducing broker, and as described above Ram Trust is not registered as a broker with the Commission, FINRA, or the Securities Investor Protection Corporation ("SIPC"), nor is it a Depository Trust Company participant.[2] In response to the Company's statement in the Deficiency Notice that the Ram Trust Letter did not indicate that Ram Trust is an introducing broker, the Proponent's Response asserts that Ram Trust is an "introducing securities intermediary." We do not believe that this term is defined or used in the federal securities laws, SEC rules, or the Financial Industry Regulatory Authority ("FINRA") rules. Although *The Hain Celestial Group, Inc.* letter represents a departure from the language of Rule

---

[2] It appears from the FINRA website that a brokerage firm named Atlantic Financial Services of Maine, Inc. is owned or controlled by Ram Trust, but Ram Trust itself is not a registered broker-dealer and it was Ram Trust that provided the ownership information. See Exhibit D for a copy of the FINRA report on Atlantic Financial Services of Maine, Inc. There is no suggestion in the correspondence that Atlantic Financial Services of Maine, Inc. has any involvement with any securities owned by the Proponent.

14a-8(b)(2)(i) by treating an entity that is not the holder of record[3] of shares as able to provide adequate proof of ownership for purposes of Rule 14a-8, the Staff explained that, "[b]ecause of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership."[4] Ram Trust does not purport to have a relationship with a clearing and carrying broker-dealer through which it effects transactions for its customers in the manner as an introducing broker does. Instead, the Ram Trust Letter states that it is merely an account holder at The Northern Trust Company. Because Ram Trust does not have the relationship that an introducing broker does to verify that the purported shareholder satisfies the minimum ownership requirements of Rule 14a-8, the Ram Trust Letter fails to satisfy Rule 14a-8(b)(2).

Consistent with the precedent cited above, the Ram Trust Letter is insufficient for purposes of Rule 14a-8(b). Ram Trust has not stated or demonstrated that it is the record holder of the Proponent's shares as that term has been interpreted by the Staff, and has not demonstrated that it is an introducing broker consistent with the Staff's interpretation in *The Hain Celestial Group, Inc.* The Proponent did not provide any additional information from Ram Trust in response to the Deficiency Notice.

The Company has previously stated its view that documentation from Ram Trust did not satisfy Rule 14a-8(b). *See Union Pacific Corp.* (avail. Mar. 26, 2010); *Devon Energy Corp.* (avail. Apr. 20, 2010), *Omnicom Group Inc.* (avail. Mar. 29, 2010). However, the record is much different this year. Among other things, the documentation provided from Ram Trust specifically identifies that it is a Maine chartered non-depository trust company, not an introducing broker. As well, this year the Company timely and specifically notified the Proponent of the basis for its view that the Ram Trust documentation was not sufficient and the steps that the Proponent would need to take to provide the required proof of ownership. The Proponent had an adequate opportunity to respond to the Company's Deficiency Notice, and elected not to provide further documentary evidence to substantiate his eligibility under Rule 14a-8(b).

Despite the Deficiency Notice, the Proponent has failed to provide evidence satisfying the beneficial ownership requirements of Rule 14a-8(b) and, therefore, has not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, consistent with the foregoing

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[3] See for example the definition of "held of record" under Rule 12g5-1.

[4] In this regard, we note that *The Hain Celestial Group, Inc.* was a reversal of prior Staff precedent and accordingly should be viewed narrowly. *See JPMorgan Chase & Co.* (avail. Feb. 15, 2008); *Verizon Communications, Inc.* (avail. Jan. 25, 2008); *The McGraw Hill Companies, Inc.* (avail. Mar. 12, 2007).

precedent, we believe the Proposal is excludable from the 2011 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (402) 544-6765 or Ronald O. Mueller at Gibson, Dunn & Crutcher LLP at (202) 955-8671.

Sincerely,

James J. Theisen, Jr.
Associate General Counsel and Assistant Secretary
Union Pacific Corporation

Enclosures

cc: John Chevedden

100996890_5.DOC

Exhibit A

FISMA & OMB Memorandum M-07-16

To Jim Theisen <jjtheisen@up.com>

12/01/2010 10:19 AM

cc

Subject Rule 14a-8 Proposal (UNP)

Mr. Theisen,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden *(See attached file: CCE00003.pdf)*

**

This message and any attachments contain information from Union Pacific which may be confidential and/or privileged. If you are not the intended recipient, be aware that any disclosure, copying, distribution or use of the contents of this message is strictly prohibited by law. If you receive this message in error, please contact the sender immediately and delete the message and any attachments.

**

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. James R. Young
Chairman of the Board
Union Pacific Corporation (UNP)
1400 Douglas St 19th Fl
Omaha NE 68179

Dear Mr. Young,

I appreciate that the company is responding to the 2010 rule 14a-8 proposal. Shareholders still have work to do in improving governance at Union Pacific Corporation.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

[signature]
John Chevedden

November 30, 2010
Date

cc: Barbara W. Schaefer
Corporate Secretary
PH: 402 544-5000
FX: 402-271-6408
FX: 402-501-2144
Jim Theisen <jjtheisen@up.com>
Assistant General Counsel & Assistant Secretary

[UNP: Rule 14a-8 Proposal, November 30, 2010]
3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen or sooner.

This proposal brings to shareholder attention another important issue of corporate governance. Shareholders will vote on a 2011 management proposal to eliminate all our supermajority voting standards as a result of our 83%-support for a 2010 shareholder proposal on the supermajority topic.

The merit of this Independent Board Chairman proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm rated our company "High Concern" in Executive Pay with $15 million for our CEO James Young. CEO pay was only 54% incentive based.

Bonus awards for each named executive officer were determined by discretion. Approximately 40% of target long-term incentives were in performance units that were earned based on return on invested capital over a three-year period.

Additionally, the $4 million in pension increases and deferred pay for CEO James Young was more than his total annual pay and was twice as much as the combined salaries of our other named executive officers. Combined with annual grants of market-priced stock options and high levels of potential golden-parachutes, executive pay practices were not aligned with shareholder interest.

Thomas Donohue attracted our highest negative votes and was a CEO allowed on our Executive Pay Committee. Mr. Donohue also served on our Nomination Committee. Steven Rogel attracted our second highest negative votes and was still allowed to be our Lead Director and hold two seats on our most important board committees. Judith Hope had our highest tenure of 22-years and was still allowed to chair our Audit committee. As tenure increases independence declines.

Erroll Davis was marked a "Flagged (Problem) Director" by The Corporate Library due to his General Motors directorship as GM went bankrupt. Yet Mr. Davis was still allowed to hold 2 seats on our most important board committees.

Our board was the only major corporate directorship for three of our directors. And these directors were assigned 5 of the 16 seats on our most important board committees. This could indicate a significant lack of current transferable director experience for these directors.

Please encourage our board to respond positively to this proposal to improve our corporate governance: **Independent Board Chairman – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

November 30, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 75 shares of Union Pacific Corp. (UNP) common stock, CUSIP #907818108, since at least November 24, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Michael P. Wood
Sr. Portfolio Manager

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289



Exhibit B



Barbara W. Schaefer
Senior Vice President - Human Resources
and Corporate Secretary

December 14, 2010

VIA E-MAIL ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Union Pacific Corporation (the "Company"), which received on December 1, 2010, your shareholder proposal entitled "Independent Board Chairman" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Moreover, we note that the Proposal was accompanied by a letter from Ram Trust Services. As discussed below, Rule 14a-8(b) requires a proof of ownership letter to be submitted by the record holder of your shares, usually a broker or a bank. We do not believe that the Ram Trust Services letter satisfies this requirement because Ram Trust Services is not the record holder of your shares and is neither a broker nor a bank. Likewise, although we are familiar with the SEC staff's view that a letter from an introducing broker may satisfy Rule 14a-8(b), the documentation you provided does not indicate that Ram Trust Services is an introducing broker. Instead, the Ram Trust Services letter states only that Ram Trust Services is a "Maine chartered non-depository trust company."

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your

ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Union Pacific Corporation, 1400 Douglas Street, 19th Floor, Omaha, NE 68179. Alternatively, you may transmit any response by e-mail or facsimile to me at the contact information provided below.

If you have any questions with respect to the foregoing, please contact Jim Theisen at 402-544-6765. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Barb Schaefer

Barbara W. Schaefer
Senior Vice President, Human Resources and
Corporate Secretary

E-mail: barbschaefer@up.com
Facsimile: 402-501-2144

Enclosure

100989078_1.DOC

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

From: ***FISMA & OMB Memorandum M-07-16***
To: "Barbara W. Schaefer" <barbschaefer@up.com>
Date: 12/27/2010 10:35 PM
Subject: Rule 14a-8 Proposal (UNP)

Dear Ms. Schaefer, Thank you for acknowledging the rule 14a-8 proposal.
Based on the October 1, 2008 Hain Celestial no-action decision, Ram Trust Services is my introducing securities intermediary and hence the owner of record for purposes of Rule 14a-8(b). I intend to hold the shares of company common stock that I own through the date of the annual meeting.
Please let me know if there is another question.
Sincerely,
John Chevedden

**

This message and any attachments contain information from Union Pacific which may be confidential and/or privileged. If you are not the intended recipient, be aware that any disclosure, copying, distribution or use of the contents of this message is strictly prohibited by law. If you receive this message in error, please contact the sender immediately and delete the message and any attachments.

**

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